Exhibit 12

THE WESTERN UNION COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)
(in millions)

	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$1,168.8	$1,274.6	$1,145.2	$1,131.5	$1,238.7
Fixed charges	177.8	182.9	178.0	172.8	184.8
Other adjustments	5.3	2.6	(3.1)	(0.9)	(4.6)
Total earnings (a)	$1,351.9	$1,460.1	$1,320.1	$1,303.4	$1,418.9
Fixed charges:
Interest expense	$179.6	$181.9	$169.9	$157.9	$171.2
Other adjustments	(1.8)	1.0	8.1	14.9	13.6
Total fixed charges (b)	$177.8	$182.9	$178.0	$172.8	$184.8
Ratio of earnings to fixed charges (a/b)	7.6	8.0	7.4	7.5	7.7

For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges included in the determination of income before income taxes and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense, and an estimated interest portion of rental expenses and income tax contingencies, which are included as a component of income tax expense.